SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL TO ADD SIX MORE AIRCRAFT TO FLEET IN 4Q04

São Paulo, Brazil, October 14, 2004 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL; Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, plans to add six additional Boeing 737 aircraft to its fleet during the fourth quarter of 2004 (4Q04), two of which will be used to initiate the international flights to Buenos Aires (Argentina). GOL ended the third quarter with a fleet of 23 aircraft and the 4Q04 expansion will bring GOL’s total fleet size to 29 by year-end and permit GOL to increase the number of destinations served to 37, from its current 31.

“GOL’s fleet expansion reflects the better-than-expected demand for passenger air travel in the domestic market and will provide new seat capacity for the expansion of flight operations to Argentina,” said Constantino de Oliveira Jr., GOL’s President and Chief Executive Officer.

This recent acquisition exceeds by two aircraft the Company’s projected fleet of 27 by year-end 2004. In the third quarter of 2004, the Company had an aircraft utilization of approximately 14 block hours per day (one of the highest for Boeing aircraft worldwide) and has a year-to-date load factor of over 70 percent. GOL currently operates 22 737-700/800 Next Generation aircraft and one 737-300s. The Company will be receiving four more 737-300s, under two-year operating leases in October and November. In December, GOL plans to add an additional two 737-700s to its fleet.

The expansion of GOL’s network will allow the addition of dozens of new departures. During 4Q04, GOL will begin offering service to six new cities: Uberlândia, Joinville, Foz de Iguaçu, Caxias do Sul, Teresina and Buenos Aires.

“We are excited about our continued growth,” added Mr. Constantino de Oliveira Júnior. “These new flights reflect our commitment to expand our network and meet passenger demand for GOL’s service, while continuing to drive profitability.”

Release of 3Q04 Results

On November 9, 2004, GOL will release its third quarter results (3Q04) and post them on the investor relations section of the website (www.voegol.com.br). In addition, on the same date, management will hold an investor conference call to discuss the quarterly results; details for the call will be posted on the website.

Meeting with Investors and Analysts on November 17

A public meeting with investors and analysts to discuss 3Q04 earnings will be held on November 17, 2004 at 8:30 am (5:30 am US EST) in São Paulo. The management presentation, as well as the Q&A section, will be broadcast live via webcast through GOL’s website to allow investors and analysts from other regions to participate. All presentations and related materials will be made available through the webcast.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single-class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, and therefore high aircraft utilization and efficiency ratios. Add to this safe and reliable service, stimulating GOL’s brand recognition and customer satisfaction, and GOL has the best cost-benefit service in the market. GOL currently offers service to 31 major business and travel destinations in Brazil, with substantial expansion opportunities. In 2004, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004.

For additional information please contact:
GOL Linhas Aéreas Inteligentes
Media:
Gabriela Juncadella, 212-515-1978
e-mail: GJuncadella@GavinAnderson.com
or
Investor Relations, (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

Please sign up for email alerts at www.voegol.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.